SEC MAIL PROCESSING SECTION
RECEIVED
FEB 11 2011
WASH, D.C.
211

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36698

*KH 2/15

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vasiliou & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 So. Pointe Drive
(No. and Street)

Miami Beach	Florida	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

11015586

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

pos 2/16

OATH OR AFFIRMATION

I, Basil Vasiliou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vasiliou & Company, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

NOTARY PUBLIC-STATE OF FLORIDA
Jorge H. Bargioni
Commission #DD676639
Expires: MAY 26, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

(Signature)

Chm/CEO
(Title)

Jorge H. Bargioni
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

VASILIOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Vasiliou & Company, Inc.
Year ended December 31, 2010

Contents

	Page
Financial Statements	
Independent auditors' report	1
Statement of financial condition as of December 31, 2010	2
Notes to financial statements	3-5

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Vasiliou & Company, Inc.
Miami Beach, Florida

We have audited the accompanying statement of financial condition of Vasiliou & Company, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vasiliou & Company, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 7, 2011

VASILIOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	3,323
Receivable from clearing broker		331,401
Securities owned, at fair value		20,898
	$	355,622
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	25,173
Stockholder's equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares		60,000
Additional paid-in capital		1,262,777
Accumulated deficit		(992,328)
Total stockholder's equity		330,449
	$	355,622

See accompanying notes to financial statements.

1. Description of organization and nature of operations

Vasiliou & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activity is primarily comprised of the purchase and sale of securities for its own account.

2. Summary of significant accounting policies

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches under which it establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Revenue and Expense Recognition from Securities Transactions

Principal transactions consist of securities transactions with related revenues and expenses recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for the federal tax on corporate income and receives the benefit of corporate losses.

Uncertain Tax Positions

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's financial statements. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof. The Company recognizes interest, if any, related to unrecognized tax benefits in income tax expense. No interest or penalties have been recorded for the year ended December 31, 2010. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007.

3. Retirement plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2010.

4. Receivable from clearing broker

Receivable from clearing broker consists primarily of cash held in the Company's clearing account.

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 2 for a discussion of the Company's policies.

The securities owned by the firm consist of common stocks which are considered Level 1, in the amount of $525 and a corporate bond which is considered Level 2, in the amount of $20,373. The fair value of the common stocks traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. The fair value of the corporate bond is estimated using recently executed transactions.

The Company had no significant transfers between the fair value hierarchy levels for the year ended December 31, 2010.

6. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3- 1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $300,000 which was approximately $200,000 in excess of its minimum requirement of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

8. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. The clearance agreement also requires that the Company maintain net capital of at least $100,000.

In addition, the receivable from clearing broker is pursuant to this clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.